

Mail Stop 3561

August 14, 2008

Mr. Andrew Eracleous
Chief Financial Officer
Euro Group of Companies, Inc.
181 Westchester Ave.
Port Chester, New York 10573

> **Re:** **Euro Group of Companies, Inc.**
> **Amendment No. 1 to Form 10-KSB for Fiscal Year**
> **Ended December 31, 2007**
> **Filed August 13, 2008**
> **File No. 0-29805**

Dear Mr. Eracleous:

We reviewed your filing and response letter dated August 13, 2008 to our comment letter dated July 21, 2008, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The report must be signed on your behalf by your principal executive officer, principal financial officer, and principal accounting officer and by at least the majority of the board of directors. Any person who occupies more than one of the specified positions must indicate each capacity in which he or she signs the report. Refer to Exchange Act Rule 12b-15 and general instruction C(2) of Form 10-KSB. Please amend the filing to conform to the signature requirements of Form 10-KSB.

Please remove the titles of the certifying officers at the beginning of the certifications filed under Exchange Act Rules 13a-14(a) and 15d-14(a) to conform to form of certification in Item 601(b)(31) of Regulation S-B.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have any questions regarding our comments. In his absence, you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief